Sub-Item 77D

The JPMorgan Asia Equity Fund, JPMorgan International Equity Fund, JPMorgan Intrepid European Fund and JPMorgan Intrepid Japan Fund each changed from a non-diversified fund to a diversified fund as of May 5, 2008.